United States securities and exchange commission logo





                          January 16, 2024

       Larry G. Swets
       Chief Executive Officer
       FG Financial Group, Inc.
       104 S. Walnut Street, Unit 1A
       Itasca, IL 60143

                                                        Re: FG Financial Group,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 8,
2024
                                                            File No. 333-276432

       Dear Larry G. Swets:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              S. Chase Dowden, Esq.